[KBS LETTERHEAD]

Via EDGAR

February 10, 2017

Wilson K. Lee, Senior Staff Accountant

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3233

Washington, DC 20549

Re:	KBS Strategic Opportunity REIT II, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2015

Filed March 22, 2016

Form 10-Q for the period ended September 30, 2016

Filed November 14, 2016

File No. 000-55424

Dear Mr. Lee:

We are writing to provide information that addresses the comments raised in your correspondence dated January 27, 2017 relating to the above-referenced Form 10-K for the year ended December 31, 2015 and Form 10-Q for the period ended September 30, 2016. For your convenience, we have reproduced your comment below, along with our response.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Note 2 – Summary of Significant Accounting Policies

Per Share Data, pages 10 – 12

1.	We have considered your response to comment 4. You indicate that cash distributions declared on Class T shares are lower than cash distributions declared on Class A shares because there is a stockholder servicing fee payable resulting in a different dividend rate between the two classes. Given that such stockholder servicing fees on Class T shares are offering costs, it appears that although net amounts distributed may vary, the dividend rates are the same for both Class A and Class T shareholders. Please clarify and cite any authoritative accounting guidance that supports your conclusion.

Response: Commencing April 1, 2016 and through September 30, 2016, the Company has declared recurring distributions to Class A shareholders and Class T shareholders at different distribution rates at the discretion of the Board of Directors and consistent with the provisions contained within the Multiple Class Plan and Articles Supplementary regarding distributions to these common share classes. During this period, such distributions for Class A shareholders were declared at a rate of $0.00052404 per share per day, and such distributions for Class T shareholders were declared based on a formula computed at a rate of (x) $0.00052404 per share per day minus (y) an amount equivalent to the obligation the Company must pay with regard to its stockholder servicing fees related to the sale and servicing of Class T shares. As an illustration, this resulted in declared distribution rates applicable for stockholders of record as of September 30, 2016 of $0.00052404 and $0.00026288 per share for Class A and Class T shares, respectively. These varying distribution rates reflect the actual distributions declared and payable per share to each respective share class on that day. These amounts also correspond to the amount of distributions declared as presented in the Company’s consolidated statements of equity as well as the amount reported to each shareholder for tax purposes. We believe the variability in declared distributions for the Class A and T shareholders for the periods presented results in a total earnings per share allocation that is different between the Class A and Class T shares based on an application of the two-class method pursuant to Topic 260-10-45-60B.

Wilson K. Lee

Securities and Exchange Commission

Office of Real Estate and Commodities

February 10, 2017

If you need any additional information, or if we can be of any further assistance, please call me at (949) 797-0327.

Sincerely,

/s/ Jeffrey K. Waldvogel

Jeffrey K. Waldvogel

Chief Financial Officer

cc:	Laura K. Sirianni, Esq.

DLA Piper LLP (US)